EASTERN ENVIRONMENT SOLUTIONS, CORP.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

February 22, 2011

VIA EDGAR
John Cash
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Eastern Environment Solutions, Corp.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 18, 2010
File No. 0-31193

Dear Mr. Cash:

I am writing in response to your letter dated February 1, 2011.  We are actively preparing the amended filings referred to in your letter.  We expect to have the amended 2009 10-K and the amended September 30, 2010 10-Q filed by March 1, 2010.  We will file the amended March 31, 2010 and June 30, 2010 10-Qs promptly thereafter.

Yours.

/s/ John W. Poling

John W. Poling, Chief Financial Officer